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                       January 29, 2021

       Andrei Floroiu
       Chief of Executive Officer
       Vaxart, Inc.
       385 Oyster Point Boulevard
       Suite 9A
       South San Francisco, CA 94080

                                                        Re: Vaxart, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2019
                                                            File No. 001-35285

       Dear Mr. Floroiu:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Life Sciences